SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 333-90733

Intersil Corporation
(Exact name of registrant as specified in its charter)

2401 Palm
Bay Road Northeast
Palm Bay, FL 32905
321-724-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

13 1/4% Senior Subordinated Notes Due 2009
(Title of each class of securities covered by this Form)

                               N/A
(Titles of all other classes of securities
for which a duty to file reports under
section 13(a) or 15(d) remains)

            Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)       [   ]             Rule 12h-3(b)(1)(ii)       [   ]
            Rule 12g-4(a)(1)(ii)      [   ]             Rule 12h-3(b)(2)(i)        [   ]
            Rule 12g-4(a)(2)(i)       [   ]             Rule 12h-3(b)(2)(ii)       [   ]
            Rule 12g-4(a)(2)(ii)      [   ]             Rule 15d-6                 [   ]
            Rule 12h-3(b)(1)(i)       [ X ]

          Approximate number of holders of record as of the certification or notice date:        0

          Pursuant to the requirements of the Securities Exchange Act of 1934, Intersil Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  March 22, 2001                    BY:    /s/ David A. Zinsner
                                             Name: David A. Zinsner
                                             Title: Treasurer